                                  FORM 11-K
                                ANNUAL REPORT


                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 1996
                         -------------------------------------------------------

OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               ------------------    --------------------

Commission file number       1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CASH AMERICA INTERNATIONAL, INC.
                                1600 W. 7th
                            Fort Worth, TX 76102

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


By:/s/ HUGH SIMPSON
   ---------------------------------
   Hugh Simpson
   Cash America International, Inc.
   401(k) Savings Plan Administrative Committee


Date:  July 14, 1997

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                              TABLE OF CONTENTS



                                                                        Page(s)
                                                                        -------
Report of Independent Accountants                                          F-2

Financial Statements:

         Statements of Net Assets Available for Benefits
                as of December 31, 1996 and 1995                           F-3

         Statement of Changes in Net Assets Available for Benefits
               for the Year Ended December 31, 1996                        F-4

         Notes to Financial Statements                                     F-5

Supplemental Schedules:

           I.  Line 27a - Schedule of Assets Held for Investment
                    Purposes as of December 31, 1996                       S1

          II.  Line 27d - Schedule of Reportable Transactions -
                    Single Transactions for the Year Ended
                    December 31, 1996                                      S2

         III.  Line 27d - Schedule of Reportable Transactions -
                    Series of Transactions for the Year Ended
                    December 31, 1996                                      S4

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
   Cash America International, Inc.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits are performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.


Fort Worth, Texas
July 10, 1997

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1996 and 1995





                         ASSETS                           1996           1995
                                                       ----------     ----------
Investments, at fair value:
    Equity mutual funds (cost of $1,418,642
      and $830,423 for 1996 and 1995,
      respectively)                                    $1,482,037     $  922,692
    Fixed income mutual funds (cost of $927,015
      and $530,826 for 1996 and 1995,
      respectively)                                       953,576        535,531
    Equity securities (cost of $936,952 and
      $830,981 for 1996 and 1995,
      respectively)                                     1,142,272        636,919
    Participant notes receivable (cost of $148,921
      and $90,521 for 1996 and 1995,
      respectively)                                       148,921         90,521
    Cash and equivalents (cost of $72,037
      for 1996)                                            72,037
                                                       ----------     ----------

      Total investments                                 3,798,843      2,185,663

Contributions receivable:
    Participants                                           59,774         26,949
                                                       ----------     ----------

      Total assets                                      3,858,617      2,212,612
                                                       ----------     ----------

         Net assets available for benefits             $3,858,617     $2,212,612
                                                       ==========     ==========



   The accompanying notes are an integral part of the financial statements.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




Additions to net assets attributed to:
    Dividend income                                              $     79,615
    Interest income                                                    51,626
    Net appreciation in fair value of investments                     528,605
                                                                 ------------

         Net investment income                                        659,846

    Company contributions                                             305,258
    Participant contributions                                       1,055,371
                                                                 ------------

         Total additions                                            2,020,475

Deductions from net assets attributed to:
    Participant withdrawals                                           374,470
                                                                 ------------

         Net increase                                               1,646,005

Net assets available for benefits,
    Beginning of year                                               2,212,612
                                                                 ------------

    End of year                                                  $  3,858,617
                                                                 ============



   The accompanying notes are an integral part of the financial statements.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the Plan) is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

         PLAN AMENDMENT

         The Plan was amended effective July 1, 1996. This amendment, among other changes, generally provides participants additional investment directions for their contributions, accelerated vesting of Company contributions, reduced service time for participation, and increased Company matching percentages. The amendment also renamed the plan from the "Cash America International, Inc. 401(k) Employees Savings Plan" to the "Cash America International, Inc. 401(k) Savings Plan."

         THE FOLLOWING IS A SUMMARY OF PLAN PROVISIONS EFFECTIVE JULY 1, 1996:

         GENERAL

         The Plan is a contributory savings plan available to all full-time employees of Cash America International, Inc. who have completed six months of service and have reached 21 years of age, and all part-time employees who have completed one year of service and have reached 21 years of age. Employee contribution to the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

         CONTRIBUTIONS

         Participants may contribute a percentage of their annual compensation (up to 15%) to the Plan on a before-tax basis, subject to the Internal Revenue Service's (IRS) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 1996 and 1995, the IRS limitation was $9,500 and $9,240, respectively. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         CONTRIBUTIONS, CONTINUED

         Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution on the first 5% of compensation.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching and discretionary contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT OPTIONS

         A participant may direct contributions in any combination of the following eight investment options:

         o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 1996 is 594.

         o STABLE VALUE FUND - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 1996 is 287.

         o INTERMEDIATE BOND FUND - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in securities denominated in foreign currencies. The number of participants in this fund as of December 31, 1996 is 253.

         o MIXED INVESTMENT FUND - Funds are invested primarily in common stock and convertible securities. Funds are also invested in investment-grade fixed income securities. The number of participants in this fund as of December 31, 1996 is 404.

         o BASIC STOCK FUND - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income securities. The number of participants in this fund as of December 31, 1996 is 405.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
           CONTINUED:

         INVESTMENT OPTIONS, CONTINUED

         o GROWTH STOCK FUND - Funds are primarily invested in common stocks and convertible securities, especially those with prices deemed below their long-term value. Funds are also invested in equity or debt securities of foreign companies. The number of participants in this fund as of December 31, 1996 is 347.

         o AGGRESSIVE GROWTH STOCK FUND - Funds are primarily invested in common stock of small- to medium-size emerging growth companies. The number of participants in this fund as of December 31, 1996 is 371.

         o INTERNATIONAL FUND - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 1996 is 144.

         The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time.

         VESTING

         Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

                                VESTING SCHEDULE

           YEARS OF SERVICE              VESTING PERCENTAGE
           ----------------              ------------------

             Less than 1                           0%
                  1                               20%
                  2                               40%
                  3                               60%
                  4                               80%
              5 or more                          100%



         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
         (from) the investment fund from (to) the Participant Notes Receivable Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
           CONTINUED:

         PARTICIPANT NOTES RECEIVABLE, CONTINUED

         The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 7.75% to 10.75% for loans outstanding at December 31, 1996. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan.

         PAYMENT OF BENEFITS

         The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death, upon reaching the age of 59-1/2, or for the purpose of enabling a participant to meet an eligible hardship. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

         FORFEITURES

         Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant notes receivable are valued at original loan value less principal repayments, which approximates fair value. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         INVESTMENT VALUATION AND INCOME RECOGNITION, CONTINUED

         gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PARTICIPANT WITHDRAWALS

         Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

         PLAN ADMINISTRATION

         Expenses related to the Plan are borne by four sources: 1) loan origination fees, 2) forfeitures, 3) the Company and 4) participants.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


         PRIOR TO THE JULY 1, 1996 AMENDMENT, THE PROVISIONS OF THE PLAN OPERATED AS PREVIOUSLY DESCRIBED, WITH THE FOLLOWING EXCEPTIONS:

         PLAN PARTICIPATION

         Participation in the Plan required employees of the Company to have completed one year of service.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
           CONTINUED:


         CONTRIBUTIONS

         Matching contributions were made in the Company's common stock. The Company matched 50% of a participant's contribution on the first 2 1/2% of compensation and 25% of a participant's contribution on the second 2 1/2% of compensation.

         INVESTMENT OPTIONS

         Participants could direct their salary deferrals in any of the following five investment options:

         o PRIME MONEY MARKET FUND - Funds were invested in a variety of money market securities. The Fund included both corporate notes and securities issued or backed by the U.S. Government or its agencies.

         o ASSET ALLOCATION FUND - Funds were invested in a blend between stocks, bonds and cash equivalents.

         o LIMITED VOLATILITY BOND FUND - Funds were invested primarily in a variety of securities backed by the U.S. Government or its agencies such as U.S. Treasury obligations. Other securities held by the Fund included corporate securities with credit quality ratings of at least "A" by Moody's or Standard & Poor's Corporation.

         o DISCIPLINED VALUE EQUITY FUND - Funds were invested in equity securities of small to mid-sized companies.

         o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds were invested primarily in shares of the Company's common stock.


         The allocation of a participant's contributions among investment funds could be changed quarterly.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
          CONTINUED:

         VESTING

         The vesting schedule for the balance in a participant's account beyond voluntary contributions and actual earnings thereon was as follows:


                                VESTING SCHEDULE

           YEARS OF SERVICE                  VESTING PERCENTAGE
           ----------------                  ------------------
             Less than 2                               0%
                  2                                   25%
                  3                                   50%
                  4                                   75%
              5 or more                              100%




         PARTICIPANT NOTES RECEIVABLE

         The maximum loan was $10,000 or 50% of the vested account balance and all loans bore interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator.

         PLAN ADMINISTRATION

         Expenses related to the Plan associated with conducting the affairs of the Plan were paid by the Company.

         FORFEITURES

         Forfeitures were allocated to the accounts of remaining participants during the period of forfeiture in the same fashion as the allocation of Company contributions.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




2.       INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS:

         Investments that comprised 5% or more of the net assets available for benefits at December 31, 1996 and 1995, were as follows:

                                                                                    1996          1995
                                                                                ------------  ------------
          Mutual funds:
               AIM Equity Constellation Retail                                  $   429,887
               Dodge & Cox Balanced                                                 441,707
               Harris Associates Investment Trust Oakmark                           291,440
               Schwab Retirement Money                                              324,389
               T. Rowe Price Equity Income                                          686,462
               One Group Prime Money Market                                                   $   360,084
               One Group Asset Allocation                                                         244,734
               One Group Limited Volatility Bond                                                  175,447
               One Group Disciplined Growth                                                       677,958

          Equity securities:
               Cash America International, Inc. common stock                      1,142,272       636,919



         These investments are subject to future changes in market prices that may make these financial instruments less valuable and result in a loss.

         During 1996, net appreciation of the Plan's investments was as follows:



                   Fixed income mutual funds                                                  $    33,302
                   Equity mutual funds                                                            375,961
                   Equity securities                                                              119,342
                                                                                              -----------

                         Net appreciation                                                     $   528,605
                                                                                              ===========



3.       PLAN TERMINATION

         The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



4.       PARTY-IN-INTEREST TRANSACTIONS:

         The Company's contributions prior to July 1, 1996 were made in the form of Company stock.

         Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company and Bank One Texas, N.A. or their affiliates. These institutions serve as trustees to the Plan and, therefore, qualify as party-in-interest transactions.


5.       FEDERAL INCOME TAX STATUS:

         The Plan was based on a prototype plan developed by the trustee which received its opinion letter on March 16, 1995, in which the Internal Revenue Service stated that the prototype plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended from the prototype plan; however, the plan administrator believes that the Plan as designed and operated is in compliance with the applicable requirements of the Internal Revenue Code, therefore, the financial statements of the Plan do not have a provision for federal income taxes. The Company is in the process of submitting the plan for specific determination by the Internal Revenue Service.


6.       FINANCIAL INFORMATION BY INVESTMENT OPTION:

         The following presents the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 by investment option:

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1996




                                                       PARTICIPANT DIRECTED FUNDS
                                   ----------------------------------------------------------------
                                   CASH AMERICA
                                   INTERNATIONAL,
                                        INC.        STABLE   INTERMEDIATE     MIXED        BASIC
                                   COMMON STOCK     VALUE        BOND       INVESTMENT     STOCK
                                   ------------  -----------  ----------   ------------ -----------
Investments at fair value:
  Equity mutual funds                                                                   $  686,462
  Fixed income mutual funds                      $  324,389   $  187,480   $  441,707
  Equity securities                 $1,142,272
  Participant notes receivable
  Cash and equivalents                   9,165        7,899        4,156       12,054        9,645
                                    ----------   ----------   ----------   ----------   ----------

       Total investments             1,151,437      332,288      191,636      453,761      696,107

Contributions receivable
  Participants                                        5,463        1,742       11,302       14,537

       Total assets                  1,151,437      337,751      193,378      465,063      710,644
                                    ----------   ----------   ----------   ----------   ----------


Net assets available for benefits   $1,151,437   $  337,751   $  193,378   $  465,063   $  710,644
                                    ==========   ==========   ==========   ==========   ==========


                                                    PARTICIPANT DIRECTED FUNDS
                                     -----------------------------------------------------

                                                  AGGRESSIVE                 PARTICIPANT
                                       GROWTH      GROWTH                       NOTES
                                       STOCK        STOCK      INTERNATIONAL  RECEIVABLE      TOTAL
                                     ----------   ----------   ------------- -------------  ----------
Investments at fair value:
  Equity mutual funds                $  291,440   $  429,887   $   74,248                $1,482,037
  Fixed income mutual funds                                                                 953,576
  Equity securities                                                                       1,142,272
  Participant notes receivable                                              $  148,921      148,921
  Cash and equivalents                    9,729       16,283        3,106                    72,037
                                     ----------   ----------   ----------   ----------   ----------

       Total investments                301,169      446,170       77,354      148,921    3,798,843

Contributions receivable
  Participants                           14,715        6,052        5,963                    59,774

       Total assets                     315,884      452,222       83,317      148,921    3,858,617
                                     ----------   ----------   ----------   ----------   ----------


Net assets available for benefits    $  315,884   $  452,222   $   83,317   $  148,921   $3,858,617
                                     ==========   ==========   ==========   ==========   ==========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1995



                                                                 PARTICIPANT DIRECTED FUNDS
                                    ---------------------------------------------------------------------------------
                                                                                           CASH AMERICA
                                      PRIME                       LIMITED     DISCIPLINED  INTERNATIONAL, PARTICIPANT
                                      MONEY         ASSET        VOLATILITY      VALUE      INC. COMMON     NOTES
                                      MARKET      ALLOCATION        BOND        EQUITY         STOCK       RECEIVABLE      TOTAL
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Investments at fair value:
  Equity mutual funds                             $   244,734                 $   677,958                               $   922,692
  Fixed income mutual funds         $   360,084                 $   175,447                                                 535,531
  Equity securities                                                                         $   636,919                     636,919
  Participant notes receivable                                                                            $    90,521        90,521
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------

       Total investments                360,084       244,734       175,447       677,958       636,919        90,521     2,185,663

Contributions receivable:
  Participants                            4,296         3,822         2,209         9,218         7,404                      26,949
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------

       Total assets                     364,380       248,556       177,656       687,176       644,323        90,521     2,212,612
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------


Net assets available for benefits   $   364,380   $   248,556   $   177,656   $   687,176   $   644,323   $    90,521   $ 2,212,612
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1996



                                                                                                        CASH AMERICA
                                              PRIME                         LIMITED       DISCIPLINED   INTERNATIONAL,
                                              MONEY          ASSET         VOLATILITY        VALUE      INC., COMMON
                                              MARKET       ALLOCATION         BOND           EQUITY         STOCK
                                            -----------    -----------    ------------    -----------   -------------

Additions to net assets attributed to:
  Dividend income                                          $     3,086                   $     5,016    $     6,551

  Interest income                           $     8,615                   $     3,949

  Net appreciation (depreciation) in
       fair value of investments                                 7,625         (3,984)        39,268        375,961

  Company contributions                                                                                     137,473

  Participant contributions                      49,687         52,163         25,306        124,546        162,335
                                            -----------    -----------    -----------    -----------    -----------

       Total additions                           58,302         62,874         25,271        168,830        682,320

Deductions from net assets attributed to:
  Participant withdrawals                        15,374         16,929          4,733         45,247        133,516
                                            -----------    -----------    -----------    -----------    -----------

Net increase (decrease) before transfers         42,928         45,945         20,538        123,583        548,804

  Transfers among funds, net                   (407,308)      (294,501)      (198,194)      (810,759)       (41,690)
                                            -----------    -----------    -----------    -----------    -----------

Net increase (decrease)                        (364,380)      (248,556)      (177,656)      (687,176)       507,114

Net assets available for benefits,
  Beginning of year                             364,380        248,556        177,656        687,176        644,323
                                            -----------    -----------    -----------    -----------    -----------

  End of year                               $         0    $         0    $         0    $         0    $ 1,151,437
                                            ===========    ===========    ===========    ===========    ===========



                                              STABLE       INTERMEDIATE       MIXED          BASIC         GROWTH
                                              VALUE           BOND          INVESTMENT       STOCK         STOCK
                                            ---------       ---------       ----------     ---------      --------
Additions to net assets attributed to:
  Dividend income                                                                         $ 30,084        $ 18,241

  Interest income                           $ 10,112        $  8,402       $ 10,903

  Net appreciation (depreciation) in
       fair value of investments                              13,340         23,946         39,477         10,214

  Company contributions                       22,199          12,142         28,931         28,769         27,455

  Participant contributions                   64,805          37,901        110,507        122,386        119,648
                                            --------        --------       --------       --------       --------

       Total additions                        97,116          71,785        174,287        220,716        175,558

Deductions from net assets attributed to:
  Participant withdrawals                     22,256          18,446         28,523         52,939          9,462
                                            --------        --------       --------       --------       --------

Net increase (decrease) before transfers      74,860          53,339        145,764        167,777        166,096

  Transfers among funds, net                 262,891         140,039        319,299        542,867        149,788
                                            --------        --------       --------       --------       --------

Net increase (decrease)                      337,751         193,378        465,063        710,644        315,884

Net assets available for benefits,
  Beginning of year
                                            --------        --------       --------       --------       --------

  End of year                               $337,751        $193,378       $465,063       $710,644       $315,884
                                            ========        ========       ========       ========       ========





                                             AGGRESSIVE                       PARTICIPANT
                                              GROWTH         INTERNATIONAL      NOTES
                                              STOCK              FUND         RECEIVABLE         TOTAL
                                            -----------      ------------    -----------      ------------
Additions to net assets attributed to:
Dividend income                           $    13,969       $     2,668                      $    79,615


  Interest income                                                           $     9,645           51,626

  Net appreciation (depreciation) in
       fair value of investments                 19,323           3,435                          528,605

  Company contributions                          40,201           8,088                          305,258

  Participant contributions                     153,172          32,915                        1,055,371
                                            -----------     -----------     -----------      -----------

       Total additions                          226,665          47,106           9,645        2,020,475

Deductions from net assets attributed to:
  Participant withdrawals                        11,110           1,729          14,206          374,470
                                            -----------     -----------     -----------      -----------

Net increase (decrease) before transfers        215,555          45,377          (4,561)       1,646,005

  Transfers among funds, net                    236,667          37,940          62,961
                                            -----------     -----------     -----------      -----------

Net increase (decrease)                         452,222          83,317          58,400        1,646,005

Net assets available for benefits,
  Beginning of year                                                              90,521       2,212,612
                                            -----------     -----------     -----------      -----------

  End of year                               $   452,222     $    83,317     $   148,921      $ 3,858,617
                                            ===========     ===========     ===========      ===========


                            SUPPLEMENTAL SCHEDULES

                                   SCHEDULE I

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996




                                                        SHARES     COST VALUE   FAIR VALUE
                                                      ----------   ----------   ----------
*AIM Equity Constellation Retail Mutual Funds             17,018   $  412,909   $  429,887

*Dodge & Cox Balanced Mutual Funds                         7,384      420,041      441,707

*Harris Associates Investment Trust Oakmark
  Mutual Funds                                             9,009      283,083      291,440

*Pimco Total Return Institutional Class Mutual Funds      17,855      182,585      187,480

*Schwab Retirement Money Mutual Funds                    324,389      324,389      324,389

*T. Rowe Price Equity Income Mutual Funds                 30,455      651,620      686,462

*Templeton Foreign Mutual Funds                            7,167       71,030       74,248

*Cash and equivalents                                                  72,037       72,037

*Cash America International, Inc. common stock           134,385      936,952    1,142,272

 Participant Notes Receivable at 7.75% to 10.75%                      148,921      148,921
                                                                   ----------   ----------
                                                                   $3,503,567   $3,798,843
                                                                   ==========   ==========

* Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                                  SCHEDULE II

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS -
                              SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                                     EXPENSE
                                                                                                                     INCURRED
                                                                                      PURCHASE       SELLING           WITH
IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSETS                     PRICE          PRICE        TRANSACTION
----------------------------   ---------------------------------------------------  ------------- --------------  ---------------
Bank One, Texas, N.A.          The One Group Disciplined Growth Mutual Funds
                                  Sale of 53,969 shares                                           $     785,782

Bank One, Texas, N.A.          The One Group Asset Allocation Mutual Funds
                                  Sale of 23,791 shares                                                 277,876

Bank One, Texas, N.A.          One Group Limited Volatility Bond Mutual Funds
                                  Sale of 17,869 shares                                                 185,659

Bank One, Texas, N.A.          One Group Prime Money Market Mutual Funds
                                  Purchase of 381,536 shares                        $    381,536
                                  Purchase of 785,782 shares                             785,782
                                  Purchase of 185,659 shares                             185,659
                                  Purchase of 277,876 shares                             277,876
                                  Sale of 381,536 shares                                                381,536
                                  Sale of 1,725,485 shares                                            1,725,485

Charles Schwab Trust           AIM Equity Constellation Retail Mutual Funds
    Company                       Purchase of 9,712 shares                               226,290


                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                                                                     COST OF        TRANSACTION       NET GAIN
IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSETS                       ASSET             DATE          OR (LOSS)
--------------------------  ---------------------------------------------------   --------------  ----------------- --------------
Bank One, Texas, N.A.       The One Group Disciplined Growth Mutual Funds
                               Sale of 53,969 shares                              $     772,622                       $   13,160

Bank One, Texas, N.A.       The One Group Asset Allocation Mutual Funds
                               Sale of 23,791 shares                                    241,007                           36,869

Bank One, Texas, N.A.       One Group Limited Volatility Bond Mutual Funds
                               Sale of 17,869 shares                                    177,516                            8,143

Bank One, Texas, N.A.       One Group Prime Money Market Mutual Funds
                               Purchase of 381,536 shares                                             $ 381,536
                               Purchase of 785,782 shares                                               785,782
                               Purchase of 185,659 shares                                               185,659
                               Purchase of 277,876 shares                                               277,876
                               Sale of 381,536 shares                                   381,536
                               Sale of 1,725,485 shares                               1,725,485

Charles Schwab Trust        AIM Equity Constellation Retail Mutual Funds
    Company                    Purchase of 9,712 shares                                                 226,290





                                   CONTINUED

                                  SCHEDULE II

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
         LINE 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -
                         SINGLE TRANSACTIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                                                         EXPENSE
                                                                                                                        INCURRED
                                                                                               PURCHASE   SELLING         WITH
     IDENTITY OF PARTY INVOLVED                       DESCRIPTION OF ASSETS                     PRICE      PRICE       TRANSACTION
------------------------------------- ------------------------------------------------------ -----------------------   ------------
Charles Schwab Trust Company          Dodge & Cox Balanced Mutual Funds
                                         Purchase of 3,372 shares                            $190,392
                                         Purchase of 2,392 shares                             133,043

Charles Schwab Trust Company          Harris Associates Investment Trust Oakmark
                                         Mutual Funds
                                           Purchase of 4,947 shares                           150,782

Charles Schwab Trust Company          Pimco Total Return Institutional Class
                                         Mutual Funds Purchase of 82,200 shares               835,975
                                         Sale of 68,003 shares                                             $699,071

Charles Schwab Trust Company          Schwab Retirement Money Mutual Funds
                                         Purchase of 294,535 shares                           294,535

Charles Schwab Trust Company          T. Rowe Price Equity Income Mutual Funds
                                         Purchase of 18,995 shares                            404,583
                                         Purchase of 8,810 shares                             183,429


                                                                                                  CURRENT VALUE
                                                                                                   OF ASSET ON
                                                                                      COST OF      TRANSACTION      NET GAIN
     IDENTITY OF PARTY INVOLVED                       DESCRIPTION OF ASSETS            ASSET           DATE         OR (LOSS)
------------------------------------- ----------------------------------------------  --------  -----------------  -----------
Charles Schwab Trust Company          Dodge & Cox Balanced Mutual Funds
                                         Purchase of 3,372 shares                                  $190,392
                                         Purchase of 2,392 shares                                   133,043

Charles Schwab Trust Company          Harris Associates Investment Trust Oakmark
                                         Mutual Funds
                                           Purchase of 4,947 shares                                 150,782

Charles Schwab Trust Company          Pimco Total Return Institutional Class
                                         Mutual Funds Purchase of 82,200 shares                     835,975
                                         Sale of 68,003 shares                        $691,628                        $7,443

Charles Schwab Trust Company          Schwab Retirement Money Mutual Funds
                                         Purchase of 294,535 shares                                 294,535

Charles Schwab Trust Company          T. Rowe Price Equity Income Mutual Funds
                                         Purchase of 18,995 shares                                  404,583
                                         Purchase of 8,810 shares                                   183,429

                                  SCHEDULE III

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
         LINE 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -
                             SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                                                      EXPENSE
                                                                                                                      INCURRED
                                                                                      PURCHASE        SELLING           WITH
 IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSETS                     PRICE           PRICE        TRANSACTION
----------------------------     ----------------------------------------------    --------------- --------------   ---------------
Bank One, Texas, N.A.            The One Group Disciplined Growth Mutual Funds
                                    9 purchases                                    $  126,544
                                    4 sales                                                           $  843,770

Bank One, Texas, N.A.            The One Group Asset Allocation Mutual Funds
                                    9 purchases                                        17,941
                                    4 sales                                                              269,850

Bank One, Texas, N.A.            One Group Limited Volatility Bond Mutual Funds
                                    9 purchases                                         7,580
                                    3 sales                                                              179,043

Bank One, Texas, N.A.            One Group Prime Money Market Mutual Funds
                                    32 purchases                                    2,077,423
                                    10 sales                                                           2,437,507

Bank One, Texas, N.A.            Cash America International, Inc. Common Stock
                                    3 purchases                                        85,170

Charles Schwab Trust             Cash America International, Inc. Common Stock
    Company                         39 purchases                                      146,520
                                    37 sales                                                             317,976



                                                                                                    CURRENT VALUE
                                                                                                     OF ASSET ON
                                                                                      COST OF        TRANSACTION       NET GAIN
 IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSETS                     ASSET             DATE          OR (LOSS)
----------------------------     ----------------------------------------------     --------------- ----------------- --------------
Bank One, Texas, N.A.            The One Group Disciplined Growth Mutual Funds
                                    9 purchases                                                       $  126,544
                                    4 sales                                        $  739,833            843,770         $103,937

Bank One, Texas, N.A.            The One Group Asset Allocation Mutual Funds
                                    9 purchases                                                           17,941
                                    4 sales                                           234,625            269,850           35,225

Bank One, Texas, N.A.            One Group Limited Volatility Bond Mutual Funds
                                    9 purchases                                                            7,580
                                    3 sales                                           178,322            179,043              721

Bank One, Texas, N.A.            One Group Prime Money Market Mutual Funds
                                    32 purchases                                                       2,077,423
                                    10 sales                                        2,437,507          2,437,507

Bank One, Texas, N.A.            Cash America International, Inc. Common Stock
                                    3 purchases                                                           85,170

Charles Schwab Trust             Cash America International, Inc. Common Stock
    Company                         39 purchases                                                         146,520
                                    37 sales                                          294,555            317,976           23,421




                                   CONTINUED

                                  SCHEDULE III

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
         LINE 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -
                       SERIES OF TRANSACTIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                                              EXPENSE
                                                                                                             INCURRED
                                                                                 PURCHASE    SELLING           WITH
 IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSETS               PRICE       PRICE          TRANSACTION
-------------------------------  ----------------------------------------------  ----------  ---------     --------------
Charles Schwab Trust Company     AIM Equity Constellation Retail Mutual Funds
                                    80 purchases                                  $ 434,951
                                    41 sales                                                  $ 24,388

Charles Schwab Trust Company     Dodge & Cox Balanced Mutual Funds
                                    86 purchases                                    472,131
                                    59 sales                                                    54,370

Charles Schwab Trust Company     Harris Associates Investment Trust Oakmark
                                   Mutual Funds
                                    77 purchases                                    305,180
                                    48 sales                                                    23,954

Charles Schwab Trust Company     Pimco Total Return Institutional Class
                                 Mutual Funds
                                    69 purchases                                    910,686
                                    39 sales                                                   736,546

Charles Schwab Trust Company     Schwab Retirement Money Mutual Funds
                                    84 purchases                                    402,876
                                    51 sales                                                    78,487

Charles Schwab Trust Company     T. Rowe Price Equity Income Mutual Funds
                                    86 purchases                                    762,654
                                    66 sales                                                   115,669


                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                                                                      COST OF       TRANSACTION       NET GAIN
 IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSETS                     ASSET            DATE         OR (LOSS)
------------------------------   ----------------------------------------------    --------------  ---------------  -------------
Charles Schwab Trust Company     AIM Equity Constellation Retail Mutual Funds
                                    80 purchases                                                   $      434,951
                                    41 sales                                       $      22,042           24,388   $      2,346

Charles Schwab Trust Company     Dodge & Cox Balanced Mutual Funds
                                    86 purchases                                                          472,131
                                    59 sales                                              52,090           54,370          2,280

Charles Schwab Trust Company     Harris Associates Investment Trust Oakmark
                                   Mutual Funds
                                    77 purchases                                                          305,180
                                    48 sales                                              22,097           23,954          1,857

Charles Schwab Trust Company     Pimco Total Return Institutional Class
                                 Mutual Funds                                                             910,686
                                    69 purchases                                         728,101          736,546          8,445
                                    39 sales
Charles Schwab Trust Company
                                 Schwab Retirement Money Mutual Funds                                     402,876
                                    84 purchases                                          78,487           78,487
                                    51 sales
Charles Schwab Trust Company
                                 T. Rowe Price Equity Income Mutual Funds                                 762,654
                                    86 purchases
                                    66 sales                                             111,034          115,669          4,635


                                   Exhibits
                              Table of Contents



Exhibits No.
------------
    23                  Consent of Independent Accountants.